2:04

From: Fay Behbehani <fay@uncleeds.com>
Date: September 9, 2022 at 8:44:12 AM PDT
To: Walt Kerpa <walt@uncleeds.com>
Cc: Robert Fattouch <rfdmd9@yahoo.com>, Fay Behbehani <fay@uncleeds.com>
Subject: Re: Connection and Wefunder

Hi Robert

Here is the Wefunder link to our crowdfunding campaign page.

Once you get to your laptop, and have a chance to get onto the page, if anything doesn't make sense and we can walk you through how to place a reservation.

Otherwise, we can connect on any more detail you might need.

Best
Fay

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Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.